Exhibit 99.1

FEMSA ANNOUNCES FINAL RESULTS OF
ITS PREVIOUSLY ANNOUNCED TENDER OFFER

FOR ITS OUTSTANDING NOTES DUE 2043

November 9, 2023

MONTERREY, MEXICO - FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) today announced the final results of its previously announced offer (the “Tender Offer”) to purchase for cash any and all of its outstanding US$552,830,000 principal amount of 4.375% Senior Notes due 2043 (CUSIP/ISIN: 344419 AB2 / US344419AB20) (the “Securities”) on the terms and subject to the conditions set forth in the offer to purchase, dated October 31, 2023 (the “Offer to Purchase”) and the related notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

The Tender Offer expired on November 6, 2023, at 5:00 p.m. (New York City time) (the “Expiration Date”) and settled on November 9, 2023 (the “Settlement Date”). No Notice of Guaranteed Delivery was received by FEMSA prior to the Expiration Date.

All conditions described in the Offer to Purchase that were to be satisfied or waived were satisfied on or prior to the Settlement Date and FEMSA accepted for purchase all Securities tendered (and not validly withdrawn) on or prior to the Expiration Date.

The table below sets forth the aggregate principal amount of the Securities validly tendered, and not validly withdrawn, in the Tender Offer, and the aggregate consideration paid for the Securities accepted for purchase in the Tender Offer.

Notes	CUSIP/ISIN		Principal Amount Outstanding(1)		Offer Consideration(2)		Principal Amount Tendered and Accepted for Purchase
4.375% Senior Notes due 2043	344419 AB2 / US344419AB20	US$	552,830,000	US$	900.21	US$	126,799,000

(1)	Immediately prior to the commencement of the Tender Offer.
(2)	Per US$1,000 principal amount of the Securities. Holders whose Securities were accepted for purchase also received the accrued and unpaid interest on such Securities (the “Accrued Interest”) from, and including, the last interest payment date for the Securities to, but not including, the Settlement Date, and additional amounts in respect of withholding taxes applicable to the Accrued Interest (including gains derived from the sale of the Securities in the Tender Offer that are treated as interest) (the “Additional Amounts”), if any.

The aggregate amount paid by FEMSA to Holders whose Securities were accepted for purchase, including Accrued Interest and Additional Amounts, was approximately US$117 million.

FEMSA retained BofA Securities, Inc. to act as dealer manager in connection with the Tender Offer (the “Dealer Manager”). Global Bondholder Services Corporation acted as the tender agent and information agent for the Tender Offer.

Any questions or requests for assistance regarding the Tender Offer may be directed to the Dealer Manager at (888) 292-0070 (toll-free) or (646) 855-8988 (collect). Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (855) 654-2014 (toll-free) or +1 (212) 430-3774 (collect). The Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/femsa/.

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This press release is for informational purposes only. This press release shall not constitute an offer to purchase or the solicitation of an offer to sell any securities, nor shall there be any offer, solicitation or sale of any securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

The Tender Offer was made solely pursuant to the Offer Documents. The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Tender Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary. The Tender Offer was not made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer was deemed to have been made on behalf of FEMSA by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

FEMSA Forward Announcement

The Tender Offer described above forms an integral part of the series of strategic initiatives announced by FEMSA on February 15, 2023, as a result of a thorough strategic review of its business platform, including the bottom-up definition of long-range plans for each business unit, as well as the top-down analysis of FEMSA’s corporate and capital structure. That announcement is available at: https://www.globenewswire.com/news release/2023/02/15/2609255/0/en/FEMSA-Forward-Announcing-results-of-strategic-review.html. That announcement does not form part of this communication.

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating, among others, OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, its European retail unit which operates convenience and foodvenience formats. In the retail industry, it also participates through a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. FEMSA undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.